                                                     Exhibit 12.2


            UAL Corporation and Subsidiary Companies
            ----------------------------------------
        Computation of Ratio of Earnings to Fixed Charges
            and Preferred Stock Dividend Requirements
            -----------------------------------------
                                             Three Months Ended
                                                  March 31
                                               1996      1995
                                               ----      ----
                                                (In Millions)
Earnings:

   Earnings before income taxes
     and extraordinary item                   $   10    $    6
   Fixed charges, from below                     299       310
   Undistributed earnings of affiliates          (20)      (14)
   Interest capitalized                          (15)      (12)
                                              ------    ------
       Earnings                               $  274    $  290
                                              ======    ======

Fixed charges:

   Interest expense                           $   85    $  102
   Preferred stock dividend requirements          27        28
   Portion of rental expense representative
     of the interest factor                      187       180
                                              ------    ------
   Fixed charges                              $  299    $  310
                                              ======    ======

Ratio of earnings to fixed charges              (a)       (a)
                                              ======    ======

- --------------
(a)     Earnings were inadequate to cover fixed charges by $25
        million in the first quarter of 1996 and $20 million in
        the first quarter of 1995.